UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):                                ☐Form 10-K    ☐ Form 20-F   ☐ Form 11-K     ☒Form 10-Q   ☐ Form N-SAR

For Period Ended:  March 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

DRS Inc.
Full Name of Registrant
N/A
Former Name if Applicable
404 NE 4th St., Suite 107-315
Address of Principal Executive Office (Street and Number)
Renton, WA 98056
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

DRS Inc. (“the Company”) requires additional time to file its 10-Q for the period ending March 31, 2011 because our auditor has not completed the review of our financial statements due to a computer malfunction.  Our inability to file the 10-Q by the prescribed deadline of May 16, 2011could not be eliminated without unreasonable effort or expense. However, we intend to file the 10-Q no later than May 23, 2011, which is not later than the fifth calendar day following the prescribed due date, as required by Rule 12b-25. We attach as an exhibit hereto a statement from our auditor which explains the cause of the delay.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel Mendes	206	920-9104
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☒ No ☐

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐  No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DRS Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2011	By:
Daniel Mendes (Principal Executive Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.    07750
Phone: (732) 229-7723

May 13, 2011

DRS Inc.
Attn: Daniel Mendes, President

Due to a crash of my computer server, I was unable to complete the review of DRS’ financial statements for the quarter ended March 31, 2011 yesterday as planned. As a result of this unfortunate occurrence, I probably will not be able to complete my review until Tuesday, May 17, and therefore advise you to file a Form 12b-25 extension.

I apologize for any inconvenience this event may have caused.

Yours truly,